SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021
Commission File Number 001-40469

AcuityAds Holdings Inc.

(Translation of registrant’s name into English)

70 University Ave., Suite 1200
Toronto, Ontario
M5J 2M4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-256909).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release of AcuityAds Holdings Inc., dated June 9, 2021
99.2	Underwriting Agreement, dated June 9, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITYADS HOLDINGS INC.

Date: June 10, 2021	By:	/s/ Jonathan Pollack
		Name:	Jonathan Pollack
		Title:	Chief Financial Officer